Mail Stop 03-05
      December 8, 2004
Mr. Walter L. Bennett
Chief Financial Officer
Thor Industries, Inc.
419 W. Pike Street
Jackson Center, OH 45334

      Re: Thor Industries, Inc.
             File No. 001-09235
             Form 10-K for the year ended July 31, 2004

Dear Mr. Bennett:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within this document. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

	Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Management`s Discussion and Analysis, page 11

Fiscal 2004 vs. Fiscal 2003, page 13
1. We note that net sales, excluding Damon, are up 25.9% for 2004. Please explain to us and in future filings the reason for the increase in revenue. As part of your response, provide a detail analysis of the factors that contributed to the increase.
2. Please describe the facts and circumstances concerning the product liability and property insurance charge, as discussed in the first paragraph on page 13.



Consolidated Financial Statements, page 23

Consolidated Balance Sheets, page 25
3. Supplementally quantify the significant components of "other" accrued liabilities for the periods presented and revise your disclosure in future filings to state separately amounts exceeding 5%
of total current liabilities.  Refer to Regulation S-X 5.02.20.

Note A - Summary of Significant Accounting Policies, page 29

Stock Options, page 30
4. Please revise future filings to disclose the number of options and restricted shares that could potentially dilute your basic earnings per share in future periods but that were not included in the computation of diluted earnings per share because their impact was anti-dilutive. Refer to the requirements of paragraph 40c of SFAS 128.

Note I - Contingent Liabilities and Commitments, page 35
5. Please tell us, and disclose in future filings, the dollar value of the units you were required to repurchase for each of the periods presented. In addition, tell us whether you have continued to sell products to any dealers who have defaulted with the financing institution.
6. Tell us why you believe that the risk of ownership of the chassis used in conversion has not passed from the manufacturer to you. In your response, tell us the significant terms of your agreement with the manufacture that support accounting for the chassis as consigned, unrecorded inventory.

Note L - Joint Ventures, page 37
7. Please provide your evaluation of CAT and Thor Credit
Corporation
(Thor) as potential variable interest entities under FIN 46(R). Specifically, address whether you believe these entities qualify for scope exceptions under paragraph 4(h) of FIN 46(R). In addition, explain how you have evaluated the repurchase and guarantee provisions under FIN 46(R).




8. Please quantify for us and in future filings the amount of sales that your customers have financed with Thor for each period presented. In addition, quantify the amount of accounts receivable that is outstanding on Thor`s balance sheet and tell us whether you have guaranteed any of these amounts. Finally, quantify your equity in the income of these investments for each period and disclose where you have recorded these amounts.

Other
9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Patrick Kuhn at 202-824-5330 or the undersigned at 202-
942-1907 with any questions.

								Sincerely,


								Michael Fay
								Branch Chief


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Mr. Walter L. Bennett
Thor Industries, Inc.
December 8, 2004
Page 1